Mail Stop 6010
Via Facsimile and U.S. Mail

October 16, 2006

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for June 30, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have reviewed your September 21, 2006 response to our September 14, 2006 letter and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You assert in your September 21st letter that, although the company has historically believed that it would be helpful for investors to differentiate revenue from bulk customers from other revenue in the Company's pharmaceutical distribution business, disclosure about revenue from bulk customers is no longer meaningful, is neither required nor material and, in fact, may appear to be confusing to investors and other readers of the Company's SEC filings. You have proposed to delete the revenue from bulk customer disclosure in future SEC filings and to no longer differentiate it in the Company's SEC filings.

    This assertion appears to be inconsistent with the following factors:
    - Cardinal management's prior representations and responses to our comments. See for example response F on pages 12 and 13 of your June 12, 2006 letter and response 6 of your November 30, 2005 letter.

- Cardinal management's historical practice, even under Cardinal's fee for service model, of disclosing in each annual and quarterly periodic report revenue from bulk customers. We assume that those disclosures were made to comply with Item 303 of Regulation S-K - Managements, Discussion and Analysis along with Financial Reporting Release No. 36 and Interpretive Release 33-8350 that requires registrants to provide textual disclosure enabling investors and other users to assess results of operations.
- Cardinal management's apparent practice of discussing revenue from bulk customers and its effect and expected effect on "margins" and "earnings" when explaining Cardinal's financial results and to analysts and investors in earnings conference calls. See for example the final transcript of your August 3, 2006 earnings conference call posted on your website.
- Analysts' and investors' apparent interest in bulk revenues and its effect on margin as suggested by the questions raised about bulk revenue in your earnings conference calls. See, for example, the final transcript of your August 3, 2006 earnings conference call posted on your website.
- Cardinal management's acknowledgement that "[bulk revenues] is a classification used throughout the industry, and the Company frequently responds to investor inquiries regarding bulk sales." See response 6 of your November 30, 2005 letter.

These factors appear to suggest that disclosure about bulk revenues is material to an investor's understanding of Cardinal's results of operations. In addition, the staff's response to question 1 of SAB Topic 13.B indicates that transactions with classes of customers that have a lower gross profit margin than other sales should be analyzed in MD&A. If bulk were not discussed, it's not clear how the company would explain results of operations including fluctuations in revenues, gross profit, operating earnings (GAAP) and net income.

Please provide us explanations that reconcile your assertion that analysis of bulk revenue is not material in light of the above factors. If you believe that you can justify your assertion, and you continue to believe that disclosure about revenue from bulk customers should be deleted, please address the following:
- Provide us proposed disclosure as to how you would explain your results of operations.
- Tell us to what extent you would, in the future, discuss revenue from bulk customers on earnings conference calls and otherwise discuss/disclose it beyond your SEC filings, and
- Tell us how you would intend to respond to questions about it from analysts/investors.

2. As indicated above, you discuss and answer questions about "margin" from "bulk" in the August 3, 2006 earnings conference call. Tell us why such an

analysis is necessary to explain Cardinal's "financial results and the underlying issues driving them" in an earnings conference call, but is not necessary to explain those same financial results in the results of operations discussion in the MD&A of your June 30, 2006 Form 10-K.

3. If either after responding to comment 1 above or you otherwise believe that disclosure about revenue from bulk customers is necessary, please revise your proposed disclosure in your September 21, 2006 response to address the points below and amend Cardinal's June 30, 2006 Form 10-K to include it:

- In your proposed disclosure, please use a different term to describe the Pharmaceutical Distribution and Provider Services segment profit. The term "operating earnings" that you use in your proposed disclosure is the term that is used in your consolidated statement of earnings which differs significantly from how the segment profit is determined. Please also address this and revise as necessary as it relates to your segment disclosure in Note 17 to your financial statements.
- In your proposed disclosure, terms such as "selling margin" and "vendor margin" are confusing. For example, it is unclear whether "customer pricing" represents revenue. Also, based on your prior responses it appears that you are using the term "cost of products sold" in your description of "selling margin" differently than the similarly titled item on the face of your statement of earnings. Please revise your proposed disclosure to use terms that coincide with your consolidated statement of earnings and to clarify how each differs for bulk versus non-bulk. For example, if as it appears from your prior responses "selling margin" plus "vendor margin" equal GAAP gross margin; GAAP costs of products sold equals the sum of what you identify as "cost of product sold," cash discounts, rebates and fee for services; and you track revenue and "costs of product sold" for both bulk and non-bulk customers then consider whether you can meet the requirements of MD&A by quantifying and analyzing "bulk revenue", "nonbulk revenue", bulk "cost of product sold", non-bulk "cost of product sold", cash discounts, rebates and fees for services, substituting a more appropriate term for "cost of product sold" so that it will not be confused with the similarly titled amount on the face of the income statement.
- Refer to the discussion that begins in the second sentence of the second paragraph of your proposed disclosure. Clarify in your proposed disclosure the context of your comparison of bulk revenue to non-bulk revenue so that it is clear whether your comparison is based on aggregate dollars for bulk versus non-bulk or is based on a percentage relative to something such as revenue. Expand your discussion explaining why bulk revenue has lower "vendor margin" than non-bulk revenue to discuss each component of "vendor margin." Also, include disclosure that explains the relative significance of "lower."

- Regarding prior comment 1.c., our reference to our comment 1.(E) should have been to 1.(H). The point of comment 1.c. was to request that where you propose to "add a footnote" regarding the "industry standard…definition of bulk customers," that you prominently provide that disclosure in the body of the disclosure rather than as a footnote.

4. We also have the following observations concerning your results of operations discussion in the MD&A of your June 30, 2006 Form 10-K. Without regard to your disclosures about revenue from bulk customers, revise your results of operations discussion:

- To explain changes in each line item from your consolidated statement of earnings. It appears that you have not discussed consolidated cost of products sold and gross margin.
- To quantify each factor that you attribute to a change in a line item when you attribute more than one reason for the change. By way of example, on page 43 in your explanation of PDPS operating earnings where you say that "operating earnings benefited from the following," you should quantify the affect that each of the five bullets listed had.
- To identify and quantify the underlying causes of the intermediate effects you describe. For example, in the example in the previous bullet, explain what caused strong earnings from generic products.

* * * *

As appropriate, please amend your June 30, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish via EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Other than as it relates to the issues addressed in this letter, we have not reviewed your June 30, 2006 Form 10-K.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant